14048779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehaven, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue Suite 2002
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Frank (212) 218-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehaven, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY CORDERO
Notary Public, State of New York
Qualified in Bronx County
No. 01CO6187734
My Commission Expires 05-27-2016
02/20/2014

Betty Cordero

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Stonehaven LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of **Stonehaven LLC** (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Stonehaven LLC** as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2014

PUBLIC

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

STONEHAVEN, LLC

CONTENTS

Independent Auditors' Report	1-2
Financial Statements	
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4-6

STONEHAVEN, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2013
ASSETS	
Cash	$ 337,386
Fee receivable	2,758,230
Prepaid expenses and other assets	36,292
Property and equipment (net of accumulated depreciation of $78,721)	53,891
Security deposit	35,779
Total assets	$ 3,221,578
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Commission payable	$ 1,130,795
Accounts payable and accrued expenses	112,723
Deferred rent payable	52,520
Total liabilities	1,296,038
Member's equity	1,925,540
Total liabilities and member's equity	$ 3,221,578

See accompanying notes to statement of financial condition.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stonehaven, LLC (the "Company") was formed in California on October 12, 2001, and which converted its state of formation to Delaware on January 6, 2009. The Company is wholly owned by Stonehaven Holdings, LLC (the "Parent"). The Company's operations are conducted from its office in New York City.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides referral business, sales of private placement interests to institutional clients on a fully disclosed basis. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3(k)(2)(i).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fee Receivable

The Company carries its receivable at cost net of allowance for doubtful accounts. As of December 31, 2013, receivables were considered fully collectible and accordingly no allowance was established.

Property and Equipment

Property and equipment are valued at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Revenue Recognition

Fee income from private placements is recognized when earned and the amount can be reasonably determined.

Income Taxes

The Company files its tax return with its Parent and all tax liabilities are assumed by the Parent. The Company is not a tax paying entity for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns. Certain state and local authorities levy taxes or fees on the Company based on its net income. The Company is subject to New York City unincorporated business tax.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2013. The company is no longer subject to federal, state or local tax examinations by authorities for the years before 2010.

2. Property and Equipment

Property and equipment consist of the following:

Office equipment and furniture and fixtures	$ 122,367
Leasehold improvements	10,245
	132,612
Less: Accumulated depreciation and amortization	78,721
	$ 53,891

3. 401(K) Profit Sharing Plan

The Company has a 401(K) plan ("Plan") to provide retirement benefits for its employees. Employees may contribute part of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company does not match employee contributions to the Plan.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company had net capital of $172,143 which was $85,740 in excess of its required net capital of $86,403. The Company's ratio of aggregate indebtedness to net capital was 7.5 to 1.

5. Risk Concentrations

Cash

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Receivables

At December 31, 2013, fee receivable from one client represents approximately 85% of total fee receivable of $2,758,230. As of the date of this report, the company received approximately $2,666,000 towards the total fee receivable of $2,758,230.

6. Commitments

Effective January 1, 2012, the Company renewed its lease agreement to lease office facilities which expired on December 31, 2011. The New lease expires on May 31, 2017. The lease also includes monthly electricity and maintenance charges and contains provisions for escalations based on increases in certain costs incurred by the landlord. The Company recognizes rent on a straight-line basis. The cumulative difference between the rent payments and the rent expense since the inception of the lease was $52,520 as of December 31, 2013.

Future minimum lease payments under the lease are as follows:

Year Ending December 31,	Amount
2014	135,850
2015	135,850
2016	135,850
Thereafter	56,604
	$ 464,154